SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

CHESAPEAKE ENERGY CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.125% CUMULATIVE CONVERTIBLE PREFERRED STOCK

(Title of Class of Securities)

165167-87-5/165167-88-3 (144A)

(CUSIP Number of Class of Securities)

Aubrey K. McClendon

Chairman of the Board and

Chief Executive Officer

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

(405) 848-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

James M. Prince, Esq.

Vinson & Elkins L.L.P.

2300 First City Tower

1001 Fannin Street

Houston, Texas 77002-6760

713-758-3710

713-615-5962 (fax)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 4, 2006 and amended by Amendment No. 1 to the Schedule TO filed on May 25, 2006 (the “Schedule TO”) and relates to an offer by Chesapeake Energy Corporation, an Oklahoma corporation (the “Company”), to exchange (the “Exchange Offer”) a number of shares of the Company’s common stock equal to (i) 60.0555 shares plus (ii) a number of shares of common stock equal to $89.19 divided by the Weighted Average Price of the Company’s common stock, for each validly tendered and accepted share of 4.125% Cumulative Convertible Preferred Stock, on the terms and subject to the conditions described in the Offer to Exchange, dated May 3, 2006 (the “Offer to Exchange”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer. The terms and conditions of the Exchange Offer are set forth in the Offer to Exchange and the accompanying Letter of Transmittal, which is incorporated by reference into this Schedule TO.

The Exchange Ratio was to be fixed after 5:00 p.m., New York City time, on May 30, 2006, on the basis of the formula set forth in the Offer to Exchange and was to be announced prior to the opening of trading on May 31, 2006. Prior to 9:00 a.m., New York City time, on May 31, 2006, the Company announced that the Exchange Ratio, calculated on the basis of the formula set forth in the Offer to Exchange, was fixed at 63.0444 shares of common stock for each share of Preferred Stock tendered and accepted by the Company in the Exchange Offer. The Weighted Average Price of the Company’s common stock was calculated to be $29.84, pursuant to procedure set forth in the Offer to Exchange.

This Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

As of May 2, 2006, there were 86,310 shares of 4.125% Cumulative Convertible Preferred Stock outstanding.

The information set forth in the Offer to Exchange, including the accompanying Letter of Transmittal attached as Annex A thereto, is incorporated in this Amendment No. 2 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1. Summary Term Sheet.

Item 1 of Schedule TO is hereby amended and supplemented by adding the following text:

What exchange ratio has been calculated with respect to the exchange ratio based on the formula set forth in the offer to exchange?

Based on the formula set forth in the offer to exchange, the exchange ratio has been fixed at 63.0444 shares of common stock for each share of Preferred Stock tendered and accepted in the exchange offer.

Item 4. Terms of the Transaction.

Item 4 of Schedule TO is hereby amended and supplemented by adding the following:

On May 31, 2006, Chesapeake Energy Corporation announced that the exchange ratio, calculated on the basis of the formula set forth in the offer to exchange, was fixed at 63.0444 shares of common stock for each share of Preferred Stock tendered and accepted in the exchange offer. The full text of Chesapeake’s press release, relating to the calculation and announcement of the exchange ratio, is filed herewith as exhibit (a)(3) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended by adding the following:

(a)(3) Press Release of Chesapeake Energy Corporation, dated May 31, 2006, announcing the exchange ratio.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2006

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Aubrey K. McClendon
Aubrey K. McClendon Chairman of the Board and Chief Executive Officer

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EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

*(a)(1)	Offer to Exchange, dated May 3, 2006, and related Letter of Transmittal.

*(a)(2)	Press Release, dated May 3, 2006.

(a)(3)	Press Release, dated May 31, 2006.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to Schedule TO filed on May 4, 2006.

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